UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Dr. Winfried Kill

Parkstrasse 32a

51427 Bergisch-Gladbach

Germany

+491754380004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons Dr. Winfried Kill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,924,000*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,924,000*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,924,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
21.8% (based on 146,568,851 shares of common stock issued and outstanding as of June 1, 2008, as reported in the Issuer’s quarterly report on Form 10-Q filed on June 18, 2008)

14.	Type of Reporting Person (See Instructions) IN

* Dr. Kill has the right to acquire 31,024,000 shares of the Issuer’s Common Stock pursuant to a Purchase Agreement with Norddeutsche Landesbank Girozentrale as further described in Item 6 of this Statement.

CUSIP No. 75961Q 10 1
Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of RemoteMDx, Inc., a Utah corporation (the “Issuer”), whose principal executive offices are located at 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2. Identity and Background

(a)          This Statement is filed on behalf of Dr. Winfried Kill.

(b)          Dr. Kill’s address is Parkstrasse 32a, 51427 Bergisch-Gladbach, Germany.

(c)          Dr. Kill is the chairman of the supervisory board of Indus Holding AG.  Indus Holding AG is a holding company which invests primarily in construction, engineering, automotive, and consumer goods businesses.  The address of Indus Holding AG is Koelner Str. 32, 51429 Bergisch Gladbach, Germany.

(d)          During the past five years, Dr. Kill has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, Dr. Kill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Dr. Kill is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration

FK Beteiligungs-GmbH, a German limited liability company of which Dr. Kill is a shareholder and managing director, acquired 900,000 shares of Issuer Common Stock on June 8, 2007 for approximately $1,541,629 (EUR 1,154,000) using its working capital.

Dr. Kill has entered into a Purchase Agreement with Norddeutsche Landesbank Girozentrale (“NORD/LB”) giving him the right to purchase 31,024,000 shares of the Issuer’s Common Stock for EUR 25,000,070 as further described in Item 6 of this Statement.  If Dr. Kill purchases such shares, he may use personal funds or may enter into certain financing arrangements, but as of the date hereof, no such financing arrangements have been made.

Item 4. Purpose of Transaction

The shares of Issuer Common Stock described in this Statement were acquired or will be acquired principally for investment purposes.

Dr. Kill intends to review from time to time his investment in the Issuer. Depending on his review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of the Issuer Common Stock, or such other factors as he may deem relevant (including general economic, market and industry conditions and prospects), Dr. Kill may (a) acquire additional shares of Issuer Common Stock, on the open market, on a privately negotiated basis or otherwise, (b) sell all or any part of the shares of Issuer Common Stock held by him, in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act of 1933 or otherwise, or (c) engage in any combination of the foregoing or other alternative courses

CUSIP No. 75961Q 10 1

of action. Dr. Kill may enter into derivative transactions or hedging transactions with respect to the shares of Issuer Common Stock held by him. Any open market or privately negotiated purchases, sales, distributions or other transactions by Dr. Kill may be made at any time without additional prior notice. Any alternative that Dr. Kill may pursue will depend upon a variety of factors, including without limitation current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to Dr. Kill, general stock market and economic conditions, tax considerations and other factors.

Other than as described in this Statement, Dr. Kill does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)   The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

(c)           Dr. Kill entered into a Purchase Agreement, dated as of July 29, 2008 which became effective under German law on August 5, 2008, with NORD/LB to purchase 31,024,000 shares of the Issuer’s Common Stock at a price of EUR 0.80583 per share as further described in Item 6 of this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any of the Issuer’s Common Stock beneficially owned by Dr. Kill.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Kill entered into a purchase agreement, dated as of July 29, 2008 which became effective under German law on August 5, 2008 (the “Purchase Agreement”), with NORD/LB for the purchase of 31,024,000 shares of the Issuer’s Common Stock at a purchase price of EUR 0.80583 per share for a total purchase price of EUR 25,000,070 (the “Purchase Price”).  The Purchase Price is due on August 29, 2008.  Dr. Kill may terminate the Purchase Agreement on or before August 28, 2008.  Dr. Kill is also entitled to assign his claims under the Purchase Agreement to an acquisition vehicle.  If Dr. Kill does not terminate the Purchase Agreement or assign his claims thereunder, upon payment of the Purchase Price to NORD/LB, he will be transferred title in the shares pursuant to the Purchase Agreement.  The description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, a translation of which is included as Exhibit 1 hereto and incorporated herein by reference.

On June 8, 2007, FK Beteiligungs-GmbH, a German limited liability company (“FK”) entered into a stock transfer instrument (the “Stock Transfer”) with VATAS Holding GmbH, a German limited liability company, pursuant to which FK received 900,000 shares of the Issuer’s Common Stock. Dr. Kill is a shareholder and managing director of FK.  The description of the Stock Transfer does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Transfer filed as Exhibit 2 hereto and incorporated herein by reference.

CUSIP No. 75961Q 10 1
Item 7. Material to be Filed as Exhibits

Exhibit 1.  Purchase Agreement, dated as of July 29, 2008, by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill.

Exhibit 2.  Stock Transfer Instrument, dated as of June 8, 2007, by and between VATAS Holding GmbH and FK Beteiligungs-GmbH.

CUSIP No. 75961Q 10 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

14 August 2008
Date
/s/ Dr. Winfried Kill
Signature
Dr. Winfried Kill
Name/Title